Filed Pursuant to Rule 433

Registration No. 333-275276

Issuer Free Writing Prospectus dated April 24, 2025

Relating to Preliminary Prospectus Supplement dated April 24, 2025

PRICING TERM SHEET

DATED APRIL 24, 2025

$500,000,000 5.65% SENIOR NOTES DUE 2032

$1,250,000,000 6.05% SENIOR NOTES DUE 2035

The information in this pricing term sheet supplements Micron Technology, Inc.’s (“Micron”) preliminary prospectus supplement, dated April 24, 2025 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Micron Technology, Inc. (Nasdaq: MU)

Securities Offered:

$500,000,000 aggregate principal amount of 5.65% Senior Notes due 2032 (the “2032 Notes”)

$1,250,000,000 aggregate principal amount of 6.05% Senior Notes due 2035 (the “2035 Notes” and, together with the 2032 Notes, the “notes”)

Pricing Date:	April 24, 2025

Closing Date:*	April 29, 2025 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:

Micron estimates that the net proceeds from the sale of the notes, after deducting underwriter discounts and other estimated offering expenses, will be approximately $1,737 million.

Micron intends to use the net proceeds from the sale of the notes to pay the redemption price of the 2027 notes Redemption, to pay the cost of unwinding the fixed-to-floating interest rate swaps Micron entered into in connection with the 2027 notes, and any remainder of the net proceeds for general corporate purposes, which may include the repayment of Micron’s other indebtedness.

Ratings:**	Baa3 (Stable) (Moody’s Investors Service, Inc.) BBB (Stable) (Fitch Ratings Inc.) BBB- (Stable) (S&P Global Ratings)

Maturity Date:	November 1, 2032 in respect of the 2032 Notes November 1, 2035 in respect of the 2035 Notes

Interest Rate:	5.65% per year on the principal amount of the 2032 Notes 6.05% per year on the principal amount of the 2035 Notes

Interest Payment Dates:

May 1 and November 1, beginning November 1, 2025, accruing from April 29, 2025, in respect of the 2032 Notes

May 1 and November 1, beginning November 1, 2025, accruing from April 29, 2025, in respect of the 2035 Notes

Record Dates:	April 15 and October 15, in respect of the 2032 Notes April 15 and October 15, in respect of the 2035 Notes

Price to Public:	For the 2032 Notes: 99.728% of the principal amount For the 2035 Notes: 99.900% of the principal amount

Underwriting Discount:	0.35% per 2032 Note 0.40% per 2035 Note

Benchmark Treasury:	UST 4.125% due March 31, 2032 for the 2032 Notes UST 4.625% due February 15, 2035 for the 2035 Notes

Benchmark Treasury Price / Yield:	100-01¾ / 4.115% for the 2032 Notes 102-15 / 4.313% for the 2035 Notes

Spread to Benchmark Treasury:	+158 basis points for the 2032 Notes +175 basis points for the 2035 Notes

Yield to Maturity:	5.695% for the 2032 Notes 6.063% for the 2035 Notes

CUSIP Number:	595112CG6 for the 2032 Notes 595112CH4 for the 2035 Notes

ISIN Number:	US595112CG61 for the 2032 Notes US595112CH45 for the 2035 Notes
Redemption at Micron’s Option:

Prior to the applicable Par Call Date, Micron may redeem the notes of each series at its option, in whole or in part, at any time and from time to time, at a redemption price for each series of notes (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (A)(i) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes of such series matured on the applicable Par Call Date), on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points in the case of the 2032 Notes and 30 basis points in the case of the 2035 Notes, less (ii) interest accrued to the date of redemption, and (B) 100% of the principal amount of the notes of that series to be redeemed, plus, in each case, accrued and unpaid interest, if any, on the amount being redeemed to, but excluding, the date of redemption. On or after the applicable Par Call Date for a series of notes, Micron may, at its option, redeem the notes of such series in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

“Par Call Date” for the 2032 Notes means September 1, 2032 (two months prior to the maturity date of the 2032 Notes) and for the 2035 Notes means August 1, 2035 (three months prior to the maturity date of the 2035 Notes).

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc . HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:

BNP Paribas Securities Corp

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

ICBC Standard Bank Plc

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

Academy Securities, Inc.

Siebert Williams Shank & Co., LLC

* It is expected that delivery of the notes will be made against payment therefor on or about April 29, 2025, which will be the third business day following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the date that is one business day before delivery will be required, by virtue of the fact that the notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

** Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649, BofA Securities, Inc . toll free at 1-800-294-1322, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.